UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2023

Commission file number: 001-41557

Clearmind Medicine Inc.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On September 14, 2023, Clearmind Medicine Inc. (the “Company) entered into a definitive placement agent agreement (the “Placement Agent Agreement”) with Aegis Capital Corp. (the “Placement Agent”) pursuant to which the Placement Agent acted as the Company’s placement agent in connection with the issuance and sale in a public offering on a reasonable best efforts basis (the “Offering”) of (i) 6,775,000 shares of the Company’s common stock, no par value (the “Shares”), (ii) 725,000 pre-funded warrants to purchase 725,000 Shares (the “Pre-Funded Warrants”), and (iii) 7,500,000 warrants to purchase 7,500,000 Shares (the “Common Warrants”), at a purchase price of $0.30 per Share and accompanying Common Warrant and $0.299 per Pre-Funded Warrant and accompanying Common Warrant.

The Pre-Funded Warrants will be immediately exercisable at an exercise price of $0.001 per Share and will not expire until exercised in full. The Common Warrants have an exercise price of $0.30 per Share, are immediately exercisable, and may be exercised until September 18, 2028. The Pre-Funded Warrants and the Common Warrants are issued in registered form under a warrant agent agreement (the “Warrant Agent Agreement”) between the Company and Computershare Limited (the “Warrant Agent”) and shall initially be represented only by one or more global warrants deposited with the Warrant Agent, as custodian on behalf of The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Pursuant to the Placement Agent Agreement, the Company agreed to pay the Placement Agent an aggregate cash fee equal to 8.0% of the gross proceeds received by the Company in the Offering and also agreed to reimburse the Placement Agent for certain of its offering-related expenses and pay the Placement Agent a non-accountable expense allowance not to exceed 1.0% of the aggregate gross proceeds raised in the Offering In addition, the Company agreed to abide by certain customary standstill restrictions for a period of sixty (60) days following the closing of the Offering. The Placement Agent Agreement contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The gross proceeds to the Company from the Offering are approximately $2.25 million before deducting estimated offering expenses payable by the Company. The Company expects to use the net proceeds from the offering, for general corporate purposes, which may include operating expenses, research and development, including clinical and pre-clinical testing of our product candidates, working capital, future acquisitions and general capital expenditures. The Offering closed on September 18, 2023, following the satisfaction of customary closing conditions.

The Offering was made pursuant to a registration statement on Form F-1 (File No. 333-273293), previously filed by the Company with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on September 14, 2023.

The foregoing descriptions of the Placement Agent Agreement, the Pre-Funded Warrants, the Common Warrants and the Warrant Agent Agreement are not complete, and are qualified in their entireties by reference to the full text of such documents, copies of which are filed as exhibits to this Report on Form 6-K and are incorporated by reference herein.

Attached hereto and incorporated herein is the Registrant’s: (i) press release issued on September 14, 2023, titled “Clearmind Medicine Announces Pricing of US$2.25 Million Public Offering”; and (ii) press release issued on September 18, 2023, titled “Clearmind Medicine Closes US$2.25 Million Public Offering”.

This Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Warning Concerning Forward Looking Statements

This Report on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Current Report.

EXHIBIT INDEX

Exhibit No.
10.1	Form of Placement Agent Agreement (incorporated herein by reference to Exhibit 1.1 to the registrant’s registration statement on Form F-1, as amended, filed with the SEC on July 17, 2023 (File No. 333-273293))
10.2	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 4.1 to the registrant’s registration statement on Form F-1, as amended, filed with the SEC on July 17, 2023 (File No. 333-273293))
10.3	Form of Common Warrant (incorporated herein by reference to Exhibit 4.2 to the registrant’s registration statement on Form F-1, as amended, filed with the SEC on July 17, 2023 (File No. 333-273293))
10.4	Form of Warrant Agent Agreement (incorporated herein by reference to Exhibit 4.3 to the registrant’s registration statement on Form F-1, as amended, filed with the SEC on July 17, 2023 (File No. 333-273293))
99.1	Press Release titled: “Clearmind Medicine Announces Pricing of US$2.25 Million Public Offering”.
99.2	Press Release titled: “Clearmind Medicine Closes US$2.25 Million Public Offering”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine Inc.

Date: September 18, 2023	By:	/s/ Adi Zuloff-Shani
		Name:	Adi Zuloff-Shani
		Title:	Chief Executive Officer

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